AVINO SILVER & GOLD MINES LTD.
Suite 400-455 Granville Street
Vancouver, BC V6C 1T1
Phone (604) 682-3701
Fax (604) 682-3600

March 4, 2005

British Columbia Securities Commission
701 West Georgia Street
9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Avino Silver & Gold Mines Ltd.

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer	Avino Silver & Gold Mines Ltd.
ISIN	CA0539061030
Meeting Date	June 14, 2005
Record Date for Notice	May 6, 2005
Record Date for Voting	May 6, 2005
Beneficial Ownership Determination Date	May 6, 2005
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to Vote	Common
Type of Meeting	Annual General and Special

Yours truly,

AVINO SILVER & GOLD MINES LTD.

“Connie Lillico”

Connie Lillico
Corporate Secretary

Cc: Alberta Securities Commission
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